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                                                               Exhibit (a)(5)(X)

                                August 11, 2000


     Re:    Instructions Regarding Options Granted Under the UK Share Option
            Sub-Plan

To Verio Associates Granted Options under the UK Share Option Sub-Plan:

     As you are aware, NTT Communications Corporation ("NTT Communications") has made a tender offer to purchase all outstanding common stock of Verio Inc. ("Verio") for cash at a price of $60.00 per share (the "Offer"). This letter explains the effects of the Offer on the Verio stock option plan in which you participate and on shares of Verio stock that you may own outright. Please read through this letter carefully, as it provides instructions for what you must do to participate in the Offer that NTT Communications has made to acquire Verio.

1.  Verio Stock You Own Directly.

     If you have previously purchased shares of Verio stock and you hold these shares in a brokerage account, your broker already should have sent you materials describing the Offer and what you need to do in order to tender the shares in the Offer. You should call your broker if you have not received these forms, but we have also included a copy with this letter. If you hold your shares through a broker and you have appropriately activated your account with them, then you can tender your shares without the necessity of completing any documents by merely calling your broker and instructing him or her to tender the shares on your behalf. Your broker may charge you a fee for tendering your shares in the Offer.

     If you hold Verio stock that is evidenced by an actual stock certificate, you should have received a package of materials directly in the mail containing a blue Letter of Transmittal. In the case of shares for which you actually hold a stock certificate, you must complete and sign the Letter of Transmittal and return it to the Depositary Agent in accordance with the instructions contained in that document.

     If you do not tender shares that you actually own in the Offer, but the Offer is nevertheless completed, your shares will be automatically converted into cash, at the same $60 price per share, at the time of the merger that NTT Communications will effect some time after the completion of the Offer. We don't know precisely what the timing of that subsequent merger would be.

2.  Verio Stock Options.

     Attached to this letter is a summary prepared by our stock plan administrators showing the option grants that you have been awarded from Verio and information concerning those grants as of July 31, 2000. (This information is based on our confirmed internal option grant records. If you have any questions about this information, please contact your local Human Resources manager.) Under the terms of our agreement with NTT Communications, all outstanding option grants that remain unvested when the Offer
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is completed will be exchanged for a right to receive cash that will be paid to you in accordance with the original vesting terms of your options, as discussed in the attached notice. When the Offer is completed, you will receive a written agreement documenting your ongoing rights to receive cash, as described in the attached notice, that will replace your options. At that time, you will need to execute and return an acknowledgement form in order to receive the future cash payments.

     The Plan will terminate upon completion of the Offer.

     By signing and returning the enclosed copy of this letter to Verio, you are agreeing, if the Offer is completed, to exchange your outstanding options for the right to receive cash, as described above and in the accompanying notice. Consequently, upon completion of the Offer, you will have no further rights to acquire the Verio stock represented by your options. Under the terms of the options themselves, all of your outstanding options will automatically expire upon completion of the Offer in light of NTT Communication's agreement to exchange your options for the right to receive cash.

     No UK tax will arise as a result of the exchange of your outstanding options for the right to receive cash. Any payments of cash received under the arrangements described in the attached notice will be subject to UK income tax (payable through PAYE) and National Insurance Contributions (where relevant). The foregoing UK tax summary is provided for your use without liability or responsibility on the part of Verio. You are strongly encouraged to consult with your own financial and tax advisors concerning the treatment of exchanging your options for the right to receive cash under UK tax law.

     If you have any additional questions about the foregoing or any of the attachments, please send your questions to verio-ntt@verio.net or visit the Verio intranet at either https://inside.verio.net or https://intranet.verio.net.

                                              Very truly yours,

                                              /s/ Justin L. Jaschke

                                              Justin L. Jaschke


I have reviewed the foregoing Instructions Regarding Options Granted Under the UK Share Option Sub-Plan and the accompanying information concerning the options previously granted to me in connection with my employment by Verio. I hereby request that payment be made to me as described in this letter and the accompanying documents for the options that I hold pursuant to such grant.


Signature:
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Print Name:
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Verio Office Location:
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Date:
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Attachments:

     o  Individual Summary of Option Grants
     o  Tender Offer Materials
     o Notice Regarding Treatment of Unvested Options Granted Under the UK Share Option Sub-Plan